As filed with the Securities and Exchange Commission on January 28, 1997

                                                           Registration No. 333-
================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------


                                  FORM S-3
                           REGISTRATION STATEMENT
                                 UNDER THE
                           SECURITIES ACT OF 1933

                               -------------


                      THE ESTEE LAUDER COMPANIES INC.
           (Exact Name of Registrant as Specified in its Charter)

            Delaware                   2844               11-2408943
(State or Other Jurisdiction of     (Primary          (I.R.S. Employer
 Incorporation or Organization)      Standard        Identification No.)
                                    Industrial
                                   Classification
                                      Number)

                              767 Fifth Avenue
                          New York, New York 10153
                               (212) 572-4200
            (Address, Including Zip Code, and Telephone Number,
     including Area Code, of Registrant's Principal Executive Offices)

                            Saul H. Magram, Esq.
            Senior Vice President, General Counsel and Secretary
                      The Estee Lauder Companies Inc.
                              767 Fifth Avenue
                         New York, New York  10153
                               (212) 572-4200
                   (Name and Address, Including Zip Code,
      and Telephone Number, Including Area Code, of Agent For Service)
                  Please send copies of communications to:

          Jeffrey J. Weinberg, Esq.       Jean E. Hanson, Esq.
              Akiko Mikumo, Esq.          Fried, Frank, Harris,
          Weil, Gotshal & Manges LLP       Shriver & Jacobson
               767 Fifth Avenue            One New York Plaza
           New York, New York 10153      New York, New York 10004
                (212) 310-8000               (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                               CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                              Proposed Maximum      Proposed Maximum
 Title of Each Class of Securities to      Amount to be      Offering Price Per    Aggregate Offering         Amount of
            be Registered                   Registered              Unit                  Price           Registration Fee
===============================================================================================================================
Class A Common Stock, par value $.01
per share . . . . . . . . . . . . . .       6,514,750              $49.75            $324,108,812.50        $98,215
===============================================================================================================================

(1)     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities
        Act of 1933, as amended, based upon the average of the high and low prices of shares as reported on the NYSE on
        January 21, 1997.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and
Exchange Commission, acting pursuant to said Section 8(a), may determine.
==============================================================================

                                EXPLANATORY NOTE

          This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering, and one to be used in a concurrent international offering. The two prospectuses will be identical in all respects except for the front and back cover pages and the section entitled "Underwriting" and except that the international prospectus contains an additional section entitled "Certain United States Tax Consequences to Non-United States Holders". Pages to be included in the international prospectus and not the U.S. prospectus are marked "Alternate Pages for International Prospectus".

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

                                5,665,000 SHARES

     [LOGO]              THE ESTEE LAUDER COMPANIES INC.

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                               __________________

          Of the 5,665,000 shares of Class A Common Stock offered, 4,532,000 shares are being offered hereby in the United States and 1,133,000 shares are being offered in a concurrent international offering outside the United States (the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

          All the shares of Class A Common Stock offered are being sold by the Selling Stockholders named herein. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. After consummation of the Offerings, members of the Lauder family will own shares of Class A Common Stock and Class B Common Stock having 96.1% of the outstanding voting power of the Company's Common Stock.

          The last reported sale price of the Class A Common Stock, which is listed under the symbol "EL", on the New York Stock Exchange on January 27, 1997 was $50 3/8 per share. See "Price Range of Common Stock and Dividends".
                               __________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                               __________________



                                               INITIAL PUBLIC         UNDERWRITING        PROCEEDS TO SELLING
                                               OFFERING PRICE         DISCOUNT (1)          STOCKHOLDERS (2)
                                               --------------         ------------          ----------------
        Per Share . . . . . . . . . . .        $                       $                     $
        Total (3) . . . . . . . . . . .        $                       $                     $

        ______________
        (1)  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
        (2)  Before deducting estimated expenses of $ _________ payable by the Selling Stockholders and the Company.
        (3)  The Company has granted the Underwriters an option for 30 days to purchase up to an additional 849,750 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments.  If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $_________, $_________ and $__________, respectively.  See "Underwriting".

                               __________________


          The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York, on or about _______, 1997, against payment therefor in immediately available funds.

     GOLDMAN, SACHS & CO.
                       DILLON, READ & CO. INC.
                                   MERRILL LYNCH & CO.
                                                  J.P. MORGAN & CO.
                                 ______________
                  The date of this Prospectus is _______, 1997.

        IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

        The Estee Lauder Companies Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission.
     Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference:

        (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;
        (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996 and December 31, 1996; and
        (iii) the description of the Class A Common Stock contained in the Company's registration statement, dated November 8, 1995, on Form 8-A.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus but prior to the termination of the Offerings, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

        The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request to such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this Prospectus incorporates by reference). Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY 10153, telephone number (212) 572-4184.

                   __________________________________________

        Some of the information presented in or in connection with or incorporated by reference in the Prospectus constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors that could cause actual results to differ from expectations include: (i) increased competitive activity from companies with greater resources and broader distribution channels than the Company; (ii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell the Company's products or an increase in the ownership concentration within the retail industry; (iii) social, political and economic risks to the Company's foreign manufacturing and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States; (iv) foreign currency fluctuations affecting the relative prices at which the Company and foreign competitors sell their products in the same market and the Company's operating and manufacturing costs outside of the United States; and (v) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to recent consolidations in the Company's manufacturing operations, now manufacture nearly all of the Company's supply of a particular type of product.

                               PROSPECTUS SUMMARY

        The following information is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus or incorporated herein. Unless otherwise indicated, (i) all information in this Prospectus assumes that the over-allotment option granted to the Underwriters is not exercised, (ii) references to the Company refer to The Estee Lauder Companies Inc., a Delaware corporation, and its subsidiaries and (iii) references to a fiscal year refer to the fiscal year of the Company which ends on June 30 of each year. The Company's Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, are sometimes collectively referred to in this Prospectus as the "Common Stock".

                                   THE COMPANY

        The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of prestige skin care, makeup and fragrance products. The Company's products are sold in over 100 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, M.A.C. and Bobbi Brown essentials. The Company is also the global licensee for fragrances and cosmetics for the Tommy Hilfiger brand. The Company's net sales and net earnings in fiscal 1996 were $3,194.5 million and $160.4 million, respectively, and its net sales have grown at a compound annual rate of 9.1% from fiscal 1992 to fiscal 1996. The Company's net sales are geographically diversified with approximately 56% of the Company's fiscal 1996 net sales in the Americas, 27% in Europe, the Middle East & Africa and 17% in Asia/Pacific.

        The Company has been a pioneer in the cosmetics industry and believes it is a leader in the industry due to the global recognition of its brand names, its leadership in product innovation, its strong market position in key geographic markets and the consistently high quality of its products. The Company's Estee Lauder and Clinique brands ranked first and second, respectively, in annual sales from 1986 through 1995 among the cosmetics brands sold at 2,800 department stores and specialty stores in the United States, as reported by Mottus & Associates. In 1995, the Company's brands together had a 41.7% market share of women's cosmetics sold at these stores. In Western Europe, the Estee Lauder brand ranked first among 30 cosmetic brands in sales per point of sale from 1989 through 1995 and the Clinique brand ranked second in 1993, 1994 and 1995. In Japan, the Clinique and the Estee Lauder brands ranked first and third, respectively, in market share in 1993, 1994 and 1995 at the 179 department stores where the Company's products are sold, and, in 1995, the Company's brands together represented 33% of the cosmetics sold at these stores.

        The Company sells its products principally through limited distribution channels to complement the images associated with its brands. These channels, encompassing over 8,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops in airports and cities. The Company believes that its strategy of pursuing limited distribution strengthens its relationships with retailers, enables its brands to be among the best selling product lines at the stores and heightens the aspirational quality of the Company's brands.

        The Estee Lauder Companies Inc. has experienced more than 40 consecutive years of sales growth. The Company's strategy is to maintain its leadership position and growth by (i) promoting consistent global brand images, (ii) developing new innovative products, (iii) expanding its international presence, (iv) increasing consumer penetration, (v) improving operational efficiencies and
     (vi) introducing brands.

        The Company has been controlled by the Lauder family since its founding. As of December 31, 1996, members of the Lauder family, some of whom are directors, executive officers, and/or employees, beneficially owned, directly or indirectly, shares of Class A Common Stock and Class B Common Stock representing 84.1% of the outstanding shares of Common Stock and 97.0% of the combined voting power of such stock. Upon consummation of the Offerings, members of the Lauder family will, in the aggregate, beneficially own 79.3% of the outstanding shares of Common Stock and 96.1% of the combined voting power of such stock (78.6% and 96.0%, respectively, if the Underwriters' over-allotment option is exercised in full).

        The principal executive offices of the Company are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.



                                  THE OFFERINGS
Class A Common Stock offered hereby   . . . . . . . . 5,665,000 shares(1)

Common Stock outstanding after the
 Offerings:
    Class A Common Stock  . . . . . . . . . . . . . .  60,486,913 shares(2)(3)
    Class B Common Stock  . . . . . . . . . . . . . .  56,839,667 shares(3)
                                                      -----------
             Total  . . . . . . . . . . . . . . . . . 117,326,580 shares
                                                      ===========

Voting rights     . . . . . . . . . . . . . . . . . . The Class A Common Stock and Class B Common Stock vote as single class on all matters, except as otherwise required by law, with each share of
                                                      Class A Common Stock entitling its holder to one vote and each share of
                                                      Class B Common Stock entitling its holder to ten votes.

NYSE symbol       . . . . . . . . . . . . . . . . . . EL

_____________
(1)     Includes 4,532,000 shares of Class A Common Stock initially being offered in the United States and 1,133,000 shares of
        Class A Common Stock initially being offered outside of the United States.  Excludes 849,750 shares of Class A Common
        Stock which will be issued by the Company upon exercise of the Underwriters' over-allotment option.

(2)     Does not include approximately 4.9 million shares of Class A Common Stock subject to stock options and stock units granted to employees under the Company's share incentive plan and certain employment agreements.

(3)     Shares of Class B Common Stock are convertible at any time into Class A Common Stock on a one-for-one basis and convert automatically into Class A Common Stock upon a transfer to anyone other than members of the Lauder family.
        The Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, conversion rights and transfer restrictions.  See "Description of Capital Stock".


                                                    SUMMARY FINANCIAL DATA

                                    Six Months Ended
                                      December 31,                                  Year Ended June 30,
                              -------------------------     ------------------------------------------------------------------
                                  1996         1995             1996         1995          1994          1993         1992
                              ------------  ------------    ------------ ------------  ------------ ------------  ------------
                                      (unaudited)
                                                             (in millions, except per share data)
STATEMENT OF EARNINGS DATA:(2)
Net sales   . . . . . . . . .   $ 1,814.3    $ 1,693.9        $3,194.5     $ 2,899.1     $ 2,576.4    $ 2,447.7     $ 2,251.9
Gross profit  . . . . . . . .     1,396.9      1,290.2         2,463.5       2,224.3       1,956.1      1,855.2       1,682.9
Operating income  . . . . . .       227.2        201.9           310.3         230.9         175.8        149.9         133.6
Earnings before accounting
  changes . . . . . . . . . .       122.6        104.9           160.4         121.2          93.0         76.4          71.9
Net earnings  . . . . . . . .       122.6        104.9           160.4         121.2          93.0         62.9(1)       71.9
Net earnings attributable to
  common stock  . . . . . . .       110.9         59.1           102.9          95.9          70.0         44.6          51.4
Net earnings per common
  share(2)  . . . . . . . . .          .93
Weighted average common
  shares outstanding(2) . . .       118.7
Pro forma net earnings
  per common share(2) . . . .                       .81            1.17
Pro forma weighted average
  common shares outstanding(2)                   115.4           116.8


                                         December 31, 1996
                                      -----------------------
                                            (unaudited)
                                           (in millions)
BALANCE SHEET DATA:
Working capital . . . . . . .                $   549.1
Total assets  . . . . . . . .                  1,939.3
Total debt  . . . . . . . . .                     56.1
Redeemable preferred stock  .                    360.0
Stockholders' equity  . . . .                    485.8

_____________________
(1)  Includes a one-time charge of $13.5 million attributable to the cumulative effect of accounting changes.  See "Selected
     Consolidated Financial Information".

(2)  Due to the change in the capital structure effected by the Company's recapitalization in connection with the Company's initial public offering in fiscal 1996, historical share and per share data for periods presented prior to the six months ended December 31, 1996 are not presented.  Net earnings per common share and weighted average shares outstanding for the six months ended December 31, 1995 and the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization was effected at the beginning of fiscal 1996.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

          The Class A Common Stock is traded on the NYSE under the symbol "EL". The following table sets forth for the calendar quarters indicated the high and low sales prices for the Class A Common Stock, as reported on the NYSE Composite Tape, and the dividends per share declared or paid in respect of such quarters. The last reported sale price of the Class A Common Stock on January 27, 1997 was $50 3/8 per share. Prior to November 16, 1995, the Class A Common Stock was not publicly traded.

                                             MARKET PRICE OF
                                         CLASS A COMMON STOCK    CASH
                                         --------------------
                                             HIGH     LOW      DIVIDENDS
                                            ------   -----     ---------

     1995
     November 16 - December 31 . . . .       $36 3/4 $26(1)        __

     1996
     First Quarter . . . . . . . . . .        39 3/8  32 1/8     $.085
     Second Quarter  . . . . . . . . .        44      32          .085
     Third Quarter . . . . . . . . . .        47 1/2  34 3/4      .085
     Fourth Quarter  . . . . . . . . .        53 1/2  42 3/8      .085

     1997
     First Quarter (through January 24, 1997) 52 1/4  47 5/8       (2)

     ___________________
     (1) Denotes price per share in the initial public offering. The lowest sales price as reported on the NYSE
               Composite Tape was $31 3/4.
     (2)       The dividend with respect to the quarter ending March
               31, 1997 is expected to be declared by the Board of Directors of the Company in February 1997.

          The Company expects to continue the payment of cash dividends in the future, but there can be no assurance that such payment of cash dividends will continue.

          As of December 16, 1996, there were 2,269 record holders of Class A Common Stock and 12 record holders of Class B Common Stock.


                                 USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of shares of the Class A Common Stock by the Selling Stockholders. See "Selling Stockholders".

          If the Company's over-allotment option granted to the Underwriters is exercised in full, the Company will receive estimated net proceeds of approximately $______ million, assuming an offering price of $________ per share and after deducting the estimated underwriting discount and the Company's offering expenses. Such net proceeds to the Company will be used for general corporate purposes.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The following income statement and balance sheet information has been derived from the consolidated financial statements of the Company as of and for each of the years in the five-year period ended June 30, 1996 and as of and for the six-month periods ended December 31, 1996 and 1995. This information should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations". See "Incorporation of Certain Documents by Reference". The results for interim periods are not necessarily indicative of results that may be expected for the full year.



                                    Six Months Ended
                                     December 31,                                  Year Ended June 30,
                            ---------------------------     ------------------------------------------------------------------
                                 1996           1995            1996         1995          1994          1993         1992
                            --------------  ------------    ------------ ------------  ------------ ------------  ------------
                                      (unaudited)
                                                             (in millions, except per share data)
STATEMENT OF EARNINGS DATA:
Net sales . . . . . . . . .   $   1,814.3    $ 1,693.9        $3,194.5    $ 2,899.1     $ 2,576.4     $2,447.7       $ 2,251.9
Gross profit  . . . . . . .       1,396.9      1,290.2         2,463.5      2,224.3       1,956.1      1,855.2         1,682.9
Operating income  . . . . .         227.2        201.9           310.3        230.9         175.8        149.9           133.6
Earnings before income taxes,
  minority interest and
  accounting changes  . . .         226.1        203.2           313.0        233.0         173.2        145.1           137.1
Earnings before accounting
  changes . . . . . . . . .         122.6        104.9           160.4        121.2          93.0         76.4            71.9
Net earnings (1)  . . . . .         122.6        104.9           160.4        121.2          93.0         62.9            71.9
Preferred stock dividends .          11.7         45.8            57.5         25.3          23.0         18.3            20.5
Net earnings attributable to
  common stock  . . . . . .         110.9         59.1           102.9         95.9          70.0         44.6            51.4
Net earnings per common
  share(2)  . . . . . . . .            .93
Weighted average common
  shares outstanding(2) . .         118.7
Pro forma net earnings per
  common share (2):
    Net earnings  . . . . .                  $   104.9        $  160.4
    Pro forma preferred stock
      dividends . . . . . .                       11.7            23.4
    Pro forma net earnings
      attributable to common
      stock . . . . . . . .                       93.2           137.0
    Pro forma net earnings
      per common share  . .                         .81            1.17
    Pro forma weighted
      average common shares
      outstanding . . . . .                      115.4           116.8
Cash dividends declared per
  common share  . . . . . .   $        .17                     $    .17

                                          December 31,                                   June 30,
                                                                ---------------------------------------------------------
                                              1996              1996         1995          1994          1993         1992
                                          -----------           ----------------------------------------------------------
                                          (unaudited)
                                                                              (in millions)
BALANCE SHEET DATA:
Working capital . . . . . .                 $  549 .1        $  467 .5    $   469.6     $   422.7     $  368.7       $   321.4
Total assets  . . . . . . .                  1,939 .3         1,821 .6      1,721.7       1,453.2      1,304.3         1,220.1
Total debt  . . . . . . . .                      56.1           127 .5        194.0         170.4        167.2           139.3
Redeemable preferred stock                     360 .0           360 .0        360.0
Stockholders' equity  . . .                    485 .8           394 .2        335.1         577.7        508.0           502.0

____________

(1)  Net earnings for fiscal 1993 include a one-time charge of $13.5 million attributable to the cumulative effect of adopting
     Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than
     Pensions", and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".
(2)  Due to the change in the capital structure effected by the Company's recapitalization in connection with the Company's initial public offering in fiscal 1996, historical share and per share data for periods presented prior to the six months ended December 31, 1996 are not presented.  Net earnings per common share and weighted average shares outstanding for the six months ended December 31, 1995 and the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization was effected at the beginning of fiscal 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     OVERVIEW

          The Company manufactures skin care, makeup and fragrance products which are distributed in over 100 countries and territories. The Company's net sales and net earnings in fiscal 1996 were $3,194.5 million and $160.4 million, respectively, and its net sales have grown at a compound annual rate of 9.1% from fiscal 1992 through fiscal 1996. The Company's net sales are geographically diversified with approximately 56% of the Company's fiscal 1996 net sales in the Americas, 27% in Europe, the Middle East & Africa and 17% in Asia/Pacific.

          The Company has experienced more than 40 consecutive years of sales growth. The Company's strategy is to maintain its leadership position and growth by (i) promoting consistent global brand images,
     (ii) developing new innovative products, (iii) expanding its international presence, (iv) increasing consumer penetration, (v) improving operational efficiencies and (vi) introducing brands.

     RESULTS OF OPERATIONS

          The following tables set forth net sales by region and product category and operating income by region for the six-month periods ended December 31, 1996 and 1995 and the fiscal years ended June 30, 1996, 1995 and 1994.



                                                             SIX MONTHS
                                                               ENDED
                                                            DECEMBER 31,                   YEAR ENDED JUNE 30,
                                                      --------------------------  -------------------------------------
                                                         1996           1995         1996         1995          1994
                                                      -----------    -----------  -----------  -----------   -----------
                                                            (UNAUDITED)
                                                                               (IN MILLIONS)
        NET SALES
          BY REGION:
           The Americas:
             United States  . . . . . . . . . . . .    $   993.8      $   931.3     $1,683.0    $ 1,492.4     $ 1,377.6
             Other Americas   . . . . . . . . . . .         70.8           58.8        116.4         87.3          81.7
                                                       ---------      ---------     ---------   ---------     ---------
               Total Americas   . . . . . . . . . .      1,064.6          990.1      1,799.4      1,579.7       1,459.3
           Europe, the Middle East & Africa   . . .        472.7          425.3        855.9        786.0         673.7
           Asia/Pacific   . . . . . . . . . . . . .        277.0          278.5        539.2        533.4         443.4
                                                       ---------      ---------     ---------   ---------     ---------
                                                       $ 1,814.3      $ 1,693.9     $3,194.5    $ 2,899.1     $ 2,576.4
                                                       =========      =========     =========   =========     =========
        BY PRODUCT CATEGORY:
          Skin Care   . . . . . . . . . . . . . . .    $   650.2      $   634.5     $1,287.3    $ 1,215.9     $ 1,091.6
          Makeup  . . . . . . . . . . . . . . . . .        637.0          563.0      1,131.6      1,003.3         866.6
          Fragrance   . . . . . . . . . . . . . . .        527.1          496.4        775.6        679.9         618.2
                                                       ---------      ---------     ---------   ---------     ---------
                                                       $ 1,814.3      $ 1,693.9     $3,194.5    $ 2,899.1     $ 2,576.4
                                                       =========      =========     =========   =========     =========
        OPERATING INCOME
          The Americas:
             United States  . . . . . . . . . . . .    $   120.5      $   112.0     $  114.4    $    93.8     $    58.1
             Other Americas   . . . . . . . . . . .         22.5           10.6         18.6          1.5           6.1
                                                       ---------      ---------     ---------   ---------     ---------
               Total Americas   . . . . . . . . . .        143.0          122.6        133.0         95.3          64.2
          Europe, the Middle East & Africa  . . . .         59.3           40.1        115.5         72.2          63.2
          Asia/Pacific  . . . . . . . . . . . . . .         24.9           39.2         61.8         63.4          48.4
                                                       ---------      ---------     ---------   ---------     ---------
                                                       $   227.2      $   201.9     $  310.3    $   230.9     $   175.8
                                                       =========      =========     =========   =========     =========


          The following table sets forth certain consolidated statement of earnings data as a percentage of net sales:



                                                             Six Months
                                                               Ended
                                                            December 31,                   Year Ended June 30,
                                                      -------------------------   ------------------------------------
                                                         1996           1995         1996         1995          1994
                                                      ----------     ----------   ----------   ----------    ----------
        Net sales   . . . . . . . . . . . . . . . .      100.0%        100.0%        100.0%       100.0%       100.0%
        Cost of sales   . . . . . . . . . . . . . .       23.0          23.8          22.9         23.3         24.1
                                                      --------       -------      --------      -------      -------
        Gross profit  . . . . . . . . . . . . . . .       77.0          76.2          77.1         76.7         75.9
        Selling, general and administrative
          expenses:
          Selling, general and administrative   . .       63.5          63.0          66.2         67.5         67.8
          Related party royalties   . . . . . . . .        1.0           1.3           1.2          1.3          1.3
                                                      --------       -------      --------      -------      -------
                                                          64.5          64.3          67.4         68.8         69.1
                                                      --------       -------      --------      -------      -------
        Operating income  . . . . . . . . . . . . .       12.5          11.9           9.7          7.9          6.8
        Interest income (expense), net  . . . . . .                      0.1           0.1          0.1         (0.1)
                                                      --------       -------      --------      -------      -------
        Earnings before income taxes and
          minority interest   . . . . . . . . . . .       12.5          12.0           9.8          8.0          6.7
        Provision for income taxes  . . . . . . . .        5.2           5.4           4.3          3.7          3.1
        Minority interest   . . . . . . . . . . . .       (0.5)         (0.4)         (0.5)        (0.1)
                                                      --------       -------      --------      -------      -------
        Net earnings  . . . . . . . . . . . . . . .        6.8%          6.2%          5.0%         4.2%         3.6%
                                                      ========       =======      ========      =======      =======



     SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED WITH SIX MONTHS
     ENDED DECEMBER 31, 1995

          Net sales increased 7% to $1,814.3 million for the six-month period ended December 31, 1996 from $1,693.9 million in the same prior-year period, on the strength of new product launches, the global rollout of recent fragrance introductions, the reformulation and relaunch of Fruition Extra and the continued solid performance of existing key products. The continuing strength of the U.S. dollar negatively impacted net sales for the six-month period ended December 31, 1996 by approximately $39.0 million. This movement of the U.S. dollar negatively affected the operating results of each of the Company's regions and product categories. Excluding the impact of foreign currency translation, net sales would have increased 9% during the six months ended December 31, 1996. Net sales for such period included six months of sales of Bobbi Brown essentials, in which a 100% interest was acquired in late October 1995.

          Net sales of skin care products increased 2% to $650.2 million for the six months ended December 31, 1996 from $634.5 million in the corresponding prior-year period. This increase was due in part to the worldwide reformulation and relaunch of Fruition Extra, the introduction of LipZone, Moisture On-Line and All About Lips, and the continued growth of existing products such as Moisture On-Call, Dramatically Different Moisturizing Lotion and Day Wear Super Anti-Oxidant Complex. In addition, the six month period ended December 31, 1996 benefited from the domestic debut of Nutritious Bio-Moisture Complex. Net sales of makeup products increased 13% to $637.0 million for the six months ended December 31, 1996 from $563.0 million in the same prior-year period. Higher makeup product sales were due to the recent launches of City Base Compact Foundation, Long Last Soft Shine Lipstick, Virtual Skin, Futurist Age-Resisting Makeup, Lip Shaper and Ultra Mascara and increased sales of M.A.C. and Bobbi Brown products. The current-year period also benefited from the international rollout of True Lipstick and increased contributions from existing products such as Soft Finish Makeup and Enlighten Skin-Enhancing Makeup. Net sales of fragrance products for the six months ended December 31, 1996 rose 6% to $527.1 million from $496.4 million in the comparable prior-year period. Outstanding sales results from the introduction of Estee Lauder pleasures in the Asian markets and the initial holiday sales in Europe, combined with increased worldwide sales of "tommy", the successful fall 1996 domestic debut of "tommy girl", the launch of Kiton in selected European markets and the international launch of Havana Pour Elle were the primary factors contributing to the higher sales in the fragrance product category. The highly successful domestic launch of Estee Lauder pleasures in the six months ended December 31, 1995 reduced the period over period favorable comparisons. The introduction of new products may have some cannibalization effect on sales of existing products, which is taken into account by the Company in its business planning. The Company's periodic net sales are subject to seasonal fluctuations, particularly in the fragrance category.

          Sales in the Americas increased 8% to $1,064.6 million for the six months ended December 31, 1996 from $990.1 million in the corresponding prior-year period. This increase is driven by sales of new products across all categories and sales growth of existing products particularly in the United States coupled with higher sales from the Company's Canadian operations. In Europe, the Middle East & Africa, net sales increased 11% to $472.7 million for the six-month period ended December 31, 1996 from $425.3 million in the same prior-year period, primarily because of strong sales performances in the United Kingdom, Italy, France, Benelux, distributor and travel retail businesses and the inclusion of sales from the Company's recent joint venture, which was formed for the purpose of developing and distributing fragrances within Europe. Lower sales in Germany in the six months ended December 31, 1996 resulting from a continuing difficult retail environment partially offset these increases. Net sales in Asia/Pacific for the six months ended December 31, 1996 were $277.0 million, a 1% decrease from $278.5 million in the prior-year period. All markets reported sales increases except Japan, with strong sales growth in Taiwan, Korea, Australia and Hong Kong being more than offset by lower Japan sales principally due to the impact of the strength of the U.S. dollar versus the yen. In Japan, while units sold increased, sales on a local currency basis declined slightly due to selective price reductions on certain products, competitive pricing on new product introductions and difficult market conditions. Excluding the impact of currency translation, Asia/Pacific sales would have grown 6% over the prior-year six-month period. The Company strategically staggers its new product launches by geographic markets, which may account for differences in regional sales growth.

          Cost of sales for the six months ended December 31, 1996 was 23.0% of net sales compared with 23.8% of net sales in the prior-year period. The improvement principally reflects the efficiencies achieved as a result of the Company's continuing efforts to globalize its sourcing and manufacturing activities, as well as shifts in product mix.

          Total selling, general and administrative expenses increased to 64.5% of net sales in the six months ended December 31, 1996, compared with 64.3% of net sales in the same prior-year period. Higher operating expenses primarily reflect increases in, and timing of, the Company's advertising and promotional spending due to significant fragrance launches and rollouts and incremental advertising in selective markets. The increase was partially offset by lower related party royalty expenses resulting from the purchase in the prior year of a stockholder's rights to receive certain U.S. royalty payments.

          Operating income rose 13% to $227.2 million in the six months ended December 31, 1996 from $201.9 million in the same prior-year period, which resulted in an operating margin of 12.5% in the six-month period ended December 31, 1996 as compared to 11.9% in the six-month period ended December 31, 1995. The increase in operating income and margin was due to higher net sales coupled with cost of sales efficiencies, partially offset by higher advertising and promotional spending. Operating income in the Americas increased 17% to $143.0 million for the six months ended December 31, 1996 from $122.6 million in the same prior-year period, primarily due to the net sales increase in the United States, the inclusion of a full six months of operating results from Bobbi Brown and improved operating results in Canada and Latin America. In Europe, the Middle East & Africa, operating income increased 48% to $59.3 million for the six months ended December 31, 1996 from $40.1 million in the corresponding prior-year period, primarily because of improved operating results in Germany, the United Kingdom, France, Benelux and the distributor and travel retail businesses. In Asia/Pacific, operating income decreased 36% to $24.9 million for the six months ended December 31, 1996 from $39.2 million in the same prior-year period due to an unfavorable foreign exchange impact, an increase in promotional support for new product launches and new Origins doors and a difficult retail environment in Japan, which were minimally offset by improved operating results in Australia, Malaysia and Thailand.
     The Company's quarterly operating results are subject to seasonal net sales fluctuations in addition to the level, scope and timing of expenditures related to product introductions.

          Net interest expense was $1.1 million in the six-month period ended December 31, 1996 compared with net interest income of $1.3 million in the corresponding prior-year period, primarily because the six-month period ended December 31, 1995 included net interest income from stockholders.

          The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes in the six months ended December 31, 1996 was 42.0% compared with 45.0% for the six months ended December 31, 1995. The decrease in the effective tax rate is due to a relative change in the mix of earnings from higher tax countries such as Japan to lower tax countries and the reduced relative negative impact of a stockholder's rights to receive certain U.S. royalty payments by reason of the Company's purchase of the rights in November 1995.

        FISCAL 1996 COMPARED WITH FISCAL 1995

          Net sales in fiscal 1996 increased 10% to $3,194.5 million from $2,899.1 million for fiscal 1995, reflecting the strength of sales of new products in all product categories and continued strong growth in sales of existing products at existing points of sale. The strength of the U.S. dollar negatively impacted fiscal 1996 net sales by approximately $35.0 million. Net sales for the fiscal 1996 included twelve months of sales of M.A.C., in which a majority equity interest was acquired in December 1994, compared with six months of sales in fiscal 1995. Additionally, net sales for fiscal 1996 included eight months of sales of Bobbi Brown, which was acquired in late October 1995.

          Net sales of skin care products increased 6% in fiscal 1996 to $1,287.3 million from $1,215.9 million in fiscal 1995. This increase was due in part to the launch in fiscal 1996 of Moisture On-Call and DayWear Super Anti-Oxidant Complex and the continued success of existing products such as Daily Eye Saver, ThighZone Body Streamlining Complex, Advanced Night Repair Protective Recovery Complex and Dramatically Different Moisturizing Lotion, which were partially offset by lower sales of Turnaround Cream. Net sales of makeup products rose 13% to $1,131.6 million in fiscal 1996 compared with $1,003.3 million in fiscal 1995. This increase primarily reflects the inclusion of the M.A.C. and Bobbi Brown product lines, which are predominantly makeup products, the launch of True Lipstick, and higher sales of existing products such as Enlighten Skin-Enhancing Makeup and Soft Finish Makeup. Net sales of fragrance products were up 14% to $775.6 million in fiscal 1996 from $679.9 million in fiscal 1995, driven by the outstanding debut in fiscal 1996 of Estee Lauder pleasures along with the continued success of "tommy". In addition, the Company's classic fragrances, such as Beautiful and White Linen, continued to generate impressive sales in this category. The introduction of new products may have some cannibalization effect on sales of existing products, which is taken into account by the Company in its business planning.

          Sales in all geographic regions increased in fiscal 1996, with strong increases in the Americas and Europe, the Middle East & Africa. Net sales in the Americas rose 14% to $1,799.4 million in fiscal 1996 from $1,579.7 million in fiscal 1995. This increase reflects sales of new products in all categories (including those from M.A.C. and Bobbi Brown) and strong sales growth of existing products at existing points of sale in the United States. In Europe, the Middle East & Africa, fiscal 1996 net sales increased 9% to $855.9 million compared with $786.0 million in the prior fiscal year, primarily because of strong sales performances in South Africa, Spain, Italy, and the travel retail business, partially offset by lower net sales in Germany. Net sales in Asia/Pacific increased 1% to $539.2 million from $533.4 million for fiscal 1996, compared with the prior fiscal year; all markets reported sales increases except Japan, with strong sales growth in Taiwan, Korea and Hong

     Kong. Japan's sales were impacted by the strength of the U.S. dollar versus the yen, however, Japan recorded increased sales in fiscal 1996 on a local currency basis. Excluding the impact of translation, Asia/Pacific sales in fiscal 1996 would have grown 7% over the prior fiscal year. The Company strategically staggers its new product launches by geographic markets, which may account for differences in regional sales growth.

          Cost of sales in fiscal 1996 was 22.9% of net sales compared with 23.3% of net sales in fiscal 1995. The improvement principally reflects the continued efficiencies resulting from the Company's efforts to globalize its sourcing and manufacturing activities, as well as shifts in product mix.

          Selling, general and administrative expenses decreased to 67.4% of net sales in fiscal 1996 compared with 68.8% of net sales in fiscal 1995. This decrease reflects expenses (including selling, shipping and advertising/promotions) growing at a slower rate than net sales, achieved by the Company's continued success in creating efficiencies in its selling and marketing functions.

          Operating income rose 34% to $310.3 million in fiscal 1996 from $230.9 million in the prior fiscal year, which resulted in an operating margin of 9.7% as compared to 7.9% in fiscal 1995. The increase in operating income and margin was due to higher net sales coupled with cost of sales efficiencies and successful efforts to keep selling, general and administrative expenses at a slower growth rate than net sales. Operating income in the Americas increased by 40% to $133.0 million in fiscal 1996 from $95.3 million in fiscal 1995 due primarily to the net sales increase in the United States, the inclusion of twelve months of operating results from M.A.C. in fiscal 1996 compared with six months in the prior fiscal year and the inclusion of operating results from Bobbi Brown since it was acquired in October 1995. In Europe, the Middle East & Africa, operating income increased by 60% to $115.5 million in fiscal 1996 compared with $72.2 millon in fiscal 1995, primarily because of improved operating results in Italy, the Nordic region, Austria and the travel retail business. However, operating results in France decreased in fiscal 1996 resulting from general strikes and an unsettled business environment and in Germany due to a sluggish economic environment. In Asia/Pacific, operating income decreased 3% to $61.8 million from $63.4 million for fiscal 1996 compared with fiscal 1995 due to unfavorable foreign currency translation and expenditures associated with the launch of Origins in Japan, partially offset by strong results in Taiwan, Korea and Hong Kong. In local currency, operating income in Asia/Pacific increased 4%.

          Interest income, net was $2.7 million in fiscal 1996 compared with $2.1 million in fiscal 1995. Increased interest income resulting principally from higher average domestic and overseas net cash positions was partially offset by lower net interest income from stockholders.

          The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes in fiscal 1996 was 44.2% compared with 46.4% in fiscal 1995. These rates reflect the effect of state and local taxes, higher tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate was principally attributable to an increase in profits in lower taxed countries, the lessened impact of a relatively higher Japanese rate and the reduced relative negative impact of a stockholder's rights to receive certain U.S. royalty payments by reason of the Company's purchase of the rights in November 1995.

        FISCAL 1995 COMPARED WITH FISCAL 1994

          Net sales in fiscal 1995 increased by $322.7 million, or 13%, to $2,899.1 million over fiscal 1994, reflecting the strength of sales of new products in all product categories, introduction of additional brands at points of sale in existing markets, expansion into new international markets and continued strong growth in sales of existing products at existing points of sale. Fiscal 1995 net sales were positively impacted by the weakening of the U.S. dollar, which contributed approximately 30% of the net sales increase. In addition, fiscal 1995 net sales reflect six months of contributions, totaling $32.0 million, from M.A.C., in which the Company acquired a majority equity interest in December 1994.

          Net sales of skin care products in fiscal 1995 increased 11% to $1,215.9 million due in part to the launch of ThighZone Body Streamlining Complex and Turnaround Cream for Dry Skin and increased marketing support of existing products such as Fruition Triple Reactivating Complex and Advanced Night Repair Protective Recovery Complex. Net sales of makeup products increased 16% to $1,003.3 million primarily because of the launch of several new makeup products including Double Color Everlasting Lipstick, Double Matte Moisturizing Lipcolor, Enlighten Skin-Enhancing Makeup, Soft-Pressed Powder Blusher and the inclusion of the M.A.C. product line. Net sales of fragrance products increased 10% to $679.9 million primarily attributable to the launch of "tommy", Havana, Chemistry and Spring Fever and the repositioning of Tuscany per Donna. The introduction of new products may have some cannibalization effect on sales of existing products, which is taken into account by the Company in its business planning.

          All geographic regions posted strong sales increases, with net sales in the Americas increasing 8% to $1,579.7 million due to new products launched in all categories and strong sales growth of existing products at existing points of sale in the United States.
     Net sales in the Americas were slightly offset by the currency devaluations in Mexico and Venezuela. In Europe, the Middle East & Africa, net sales increased 17% to $786.0 million; net sales in each market in the region increased with particularly strong performances in France, Italy, Spain and the United Kingdom and the travel retail business. Net sales in Asia/Pacific increased by 20% to $533.4 million; net sales increased in each market in the region, except Singapore, with particularly strong growth in Japan, Taiwan, Korea and Thailand. In Europe, the Middle East & Africa and Asia/Pacific, approximately one half of the net sales increase was attributable to the weakening of the U.S. dollar. The Company strategically staggers its new product launches by geographic markets, which may account for differences in regional sales growth.

          Cost of sales in fiscal 1995 decreased to 23.3% of net sales compared with 24.1% of net sales in fiscal 1994. The improvement reflects continued efficiencies resulting from the Company's efforts to globalize its sourcing and manufacturing activities, reduced packaging costs, introduction of new products with more favorable manufacturing cost and the increased use of sell-through data, which allows the Company to increase manufacturing productivity. Cost of sales was unfavorably impacted by the weakening of the U.S. dollar.

          Selling, general and administrative expenses decreased to 68.8% of net sales in fiscal 1995 compared with 69.1% of net sales in fiscal 1994. This decrease is primarily due to increased efficiencies in the Company's sales and administrative operations, offset by increased advertising and promotional spending and the weakening of the U.S. dollar. The efficiencies were achieved through the introduction of programs for sales and administrative staff which increased productivity, and through increased utilization of technology to reduce administrative overhead.

          Operating income rose 31% in fiscal 1995 to $230.9 million, which resulted in an operating margin of 7.9% as compared to 6.8% in fiscal 1994. The increase in operating income and margin was due to higher net sales coupled with cost of sales efficiencies and successful efforts to keep expense growth at a slower rate than net sales. Operating income increased in each of the three principal regions. Operating income in the Americas increased by 48% to $95.3 million due primarily to the net sales increase in the United States and the inclusion of six months operating results from M.A.C., partially offset by the impact of the currency devaluations in Mexico and Venezuela and lower results in Canada. In Europe, the Middle East & Africa, operating income increased by 14% to $72.2 million resulting from increased net sales in France, Spain, the United Kingdom and the travel retail business, which was partially offset by development expenses in the Czech Republic. In Asia/Pacific, operating income increased by 31% to $63.4 million based in part on the strong net sales performance in Japan, Taiwan, Korea and Thailand, partially offset by lower results in Singapore and Australia.

          Interest income, net was $2.1 million in fiscal 1995 compared with interest expense, net of $2.6 million in fiscal 1994, as a result of increased net interest income due from stockholders and increased interest income earned on higher overseas cash balances which were partially offset by increased interest expense on higher domestic borrowings.

          The provision for income taxes in fiscal 1995 and 1994 represented federal, foreign, state and local income taxes. The effective rate for income taxes in fiscal 1995 was 46.4% compared with 46.3% in fiscal 1994. These rates partially reflect higher tax rates in certain foreign jurisdictions and certain nondeductible expenses.

     LIQUIDITY AND CAPITAL RESOURCES

          The Company's principal sources of funds have historically been, and are expected to continue to be, cash flow from operations and borrowings under uncommitted and committed credit lines provided by banks in the United States and abroad. At December 31, 1996, the Company had cash and cash equivalents of $288.5 million compared with $254.8 million at June 30, 1996.

          Uncommitted lines of credit amounted to $312.1 million at December 31, 1996, of which $12.4 million were used. Unused committed lines of credit available to the Company at December 31, 1996 amounted to $400 million. Total debt as a percentage of total capitalization (including short-term debt) was 6% at December 31, 1996 and 14% at June 30, 1996. This decrease is due to a lower level of notes payable resulting from reduced seasonal working capital borrowing requirements, the repayment of long-term debt and the Company's profitability during the six months ended December 31, 1996.

          Net cash provided by operating activities decreased to $154.5 million in the six months ended December 31, 1996 from $171.5 million in the corresponding prior-year period. This decrease is due to higher working capital levels during the six-month period ended December 31, 1996 as compared to the same prior-year period, principally attributable to a higher level of activity occurring in the latter part of the current six-month period in certain working capital components, such as accounts receivable, inventories and promotional merchandise and accounts payable. Net cash used for investing activities of $30.7 million and $22.4 million in the six months ended December 31, 1996 and 1995, respectively, principally reflects capital expenditures, which primarily include the continued upgrade of manufacturing and computer equipment, dies and molds, store and counter construction and renovations. In addition, investment activities in the six months ended December 31, 1995, reflect cash generated from a decrease in marketable securities. Financing activities reflect dividends paid and repayment of debt and, in 1995, cash proceeds received from the issuance of Common Stock in the Company's initial public offering.

          The Company owns a majority equity interest in M.A.C. and through contractual agreement, the Company has the right to acquire the remaining interest in M.A.C. at certain times between 1997 and 1999. The Company anticipates that it will exercise its right to acquire an additional interest in M.A.C. during the second half of fiscal 1997.

          The Company has developed plans to construct a state-of-the-art warehouse and distribution center in Lachen, Switzerland, which is being designed to accommodate the Company's projected future growth. The Company plans on beginning construction in fiscal 1997 and anticipates completion in approximately one to two years. The cost of the new facility is estimated at approximately $22.0 million at current exchange rates.

          Dividend payments were $21.7 million in the six months ended December 31, 1996, a decrease from $75.6 million in the same prior-year period. The decrease reflects the absence of dividends paid on the Company's Participating Class I Preferred Stock and the special dividends discussed below. The Participating Class I Preferred Stock ceased to be outstanding after the Company completed a recapitalization in connection with its initial public offering in November 1995. Immediately prior to the recapitalization, Estee Lauder AG Lachen, a subsidiary of the Company, declared a special cash dividend in the aggregate amount of $20.0 million payable to the then holders of its SFr 1,000 par value shares. The Company also declared a special dividend, payable to the then holders of its common stock, consisting of interests in corporations and partnerships holding certain assets of the Company, which were unrelated to the Company's core business, and $29.6 million in cash. The aggregate fair value of the assets in such corporations and partnerships was $19.6 million. The dividend payments for the six months ended December 31, 1996 reflect dividends of approximately $10.0 million on the Company's Common Stock, which dividends on such stock in the prior year were not declared and paid until the prior year fiscal third quarter. In November 1996, the Company declared a quarterly dividend on its Common Stock totaling approximately $10.0 million which was paid in January 1997.

          The Company enters into forward foreign exchange contracts and purchases foreign currency options to hedge foreign currency transactions for periods consistent with its identified exposures.
     The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the Company's costs and on the cash flows which it receives from its foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. The contracts have varying maturities with none exceeding 24 months. As hedges, gains and losses on forward contracts are reflected in operating income along with the corresponding underlying transactions. Premiums on foreign currency options are amortized over the period being hedged. Costs associated with entering into such contracts have not been material to the Company's financial results. As a matter of policy, the Company does not engage in currency speculation. At December 31, 1996, the Company had contracts to exchange foreign currencies in the form of purchased currency options and forward exchange contracts in the amount of $61.5 million and $147.0 million, respectively. Foreign currencies exchanged under these contracts are principally the Belgian franc, U.K. pound, and Swiss franc.

          The Company believes that cash on hand, internally generated cash flow and available credit lines will be adequate to support currently planned business operations and capital expenditures both on a near-term and long-term basis.

        EFFECTS OF ACCOUNTING FOR STOCK-BASED COMPENSATION

          In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The statement encourages, but does not require, companies to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation award would be shown as an expense on the statement of earnings. Alternatively, the statement allows companies not to apply the new accounting method and continue to apply existing accounting standards, which generally result in no compensation cost for most fixed stock-option plans. Companies that do not elect the new method of accounting under SFAS No. 123 will be required to provide pro forma disclosures as if the fair value method had been applied. The Company will adopt the provisions of SFAS No. 123 in the current fiscal year by providing the required year end pro forma disclosures.

                                    BUSINESS

          The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of prestige skin care, makeup and fragrance products. The Company's products are sold in over 100 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, M.A.C. and Bobbi Brown essentials. In fiscal 1995, the Company became the global licensee for fragrances and cosmetics for the Tommy Hilfiger brand. Each brand is distinctly positioned within the cosmetics market.

          The Company has been a pioneer in the cosmetics industry and believes it is a leader in the industry due to the global recognition of its brand names, its leadership in product innovation, its strong market position in key geographic markets and the consistently high quality of its products. The Company's Estee Lauder and Clinique brands ranked first and second, respectively, in annual sales from 1986 through 1995 among the cosmetics brands sold at 2,800 department stores and specialty stores in the United States, as reported by Mottus & Associates. In 1995, the Company's brands together had a 41.7% market share of women's cosmetics sold at these stores. In Western Europe, the Estee Lauder brand ranked first among 30 cosmetic brands in sales per point of sale from 1989 through 1995 and the Clinique brand ranked second in 1993, 1994 and 1995. In Japan, the Clinique and Estee Lauder brands ranked first and third, respectively, in market share in 1993, 1994 and 1995 at the 179 department stores where the Company's products are sold, and, in 1995, the Company's brands together represented 33% of the cosmetics sold at these stores.

          The Company sells its products principally through limited distribution channels to complement the images associated with its brands. These channels, encompassing over 8,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops in airports and cities. The Company believes that its strategy of pursuing limited distribution strengthens its relationships with retailers, enables its brands to be among the best selling product lines at the stores and heightens the aspirational quality of the Company's brands.

          The Company has been controlled by the Lauder family since its founding. As of December 31, 1996, members of the Lauder family, some of whom are directors, executive officers, and/or employees, beneficially owned, directly or indirectly, shares of Class A Common Stock and Class B Common Stock representing 84.1% of the outstanding shares of Common Stock and 97.0% of the combined voting power of such stock. Upon consummation of the Offerings, members of the Lauder family will, in the aggregate, beneficially own 79.3% of the outstanding shares of Common Stock and 96.1% of the combined voting power of such stock (78.6% and 96.0%, respectively, if the Underwriters' over-allotment option is exercised in full).

     PRODUCTS

          Estee Lauder, Clinique, Aramis, Prescriptives, Origins, Tommy Hilfiger, M.A.C. and Bobbi Brown essentials are premier brand names that are widely recognized by retailers and consumers.

          ESTEE LAUDER - Estee Lauder brand products, which have been sold since 1946, are positioned as luxurious, classic and aspirational.
     The Company believes that Estee Lauder brand products are technologi-cally advanced and innovative and have a worldwide reputation for excellence. The broad product line principally consists of skin care, makeup and fragrance products which are presented in high quality packaging.

          CLINIQUE - First introduced by the Company in 1968, Clinique's skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique's skin care products are marketed as part of the Three-Step System: Cleanse, Exfoliate, Moisturize.

          ARAMIS - The Company pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women, such as Tuscany per Donna and Havana Pour Elle.

          PRESCRIPTIVES - The Company developed and introduced
     Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image, and through a system of color application and extensive range of makeup shades, accommodate a diverse group of consumers.

          ORIGINS - Origins, the Company's most recent internally-developed brand, was introduced in 1990. It is positioned as a natural cosmetics line of skin care, makeup and sensory therapy products that combines time-tested botanical ingredients with modern science to promote total well-being. In addition to traditional retail counters, Origins sells its products in 22 Origins stores and has opened 104 stores-within-stores, which are designed to replicate the Origins store environment within a department store.

          TOMMY HILFIGER - The Company has an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. In 1995, the Company launched a men's fragrance "tommy", with cologne and aftershave products, and launched a women's fragrance, "tommy girl", in the fall of 1996.

          M.A.C. - The Company acquired a majority equity interest in M.A.C. and was appointed the exclusive distributor of M.A.C. products outside the United States and Canada in December 1994. M.A.C. products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting make-up artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty retail stores and through 26 free-standing M.A.C. stores. The Company began to sell M.A.C. products in Hong Kong in fiscal 1996 and in France in fiscal 1997 and is planning to expand distribution to other countries, including Germany, Italy and Singapore. The surviving founders of M.A.C. continue to manage the marketing, product development, manufacturing and U.S. and Canadian distribution of M.A.C. products and they also continue to control the interests in M.A.C. not owned by the Company.

          BOBBI BROWN ESSENTIALS - In October 1995, the Company acquired the Bobbi Brown essentials line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are sold through a limited number of department and specialty stores. The founders of Bobbi Brown essentials continue to manage Bobbi Brown's domestic business.

          In addition to the foregoing brands, the Company also manufactures and sells Creme de la Mer, a skin care product acquired by the Company and marketed separately from its other brands, and through a joint venture formed for the purpose of developing and distributing fragrances, the Company launched in September 1996 a men's fragrance, Kiton, in selected European markets.

     DISTRIBUTION

          The Company's products are sold at more than 8,000 points of sale in over 100 countries and territories. In each geographic market, the products are sold through limited distribution channels that complement the quality image of the Company's products. These channels consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty-free shops in airports and cities.

          The Company maintains a dedicated sales force (consisting of approximately 4,000 employees as of June 30, 1996) who sell to the Company's retail accounts in North America and in the Company's major overseas markets, such as Western Europe and Japan. The Company has wholly-owned operations in over 30 countries and territories through which it markets, sells and distributes its products throughout the world. In certain markets, the Company sells its products through selected local distributors under contractual arrangements designed to protect the image and position of the Company's brands. In addition, the Company sells certain products in selected domestic and international military locations.

     CUSTOMERS

          The Company's strategy has been to build strong strategic relationships with selected retailers globally. The Company's senior management works with executives of its major retail accounts on a regular basis, and the Company believes it is viewed as an important supplier to these customers.

          No customer or group of affiliated customers accounted for more than 10% of the Company's net sales in fiscal 1994. In fiscal 1995 and 1996, customers affiliated with Federated Department Stores Inc. (e.g., Bloomingdale's, Burdines, Macy's and Rich's/Lazarus) accounted for 11% and 13% of the Company's net sales, respectively. In addition, in fiscal 1996, customers affiliated with The May Department Stores Company (e.g., Foley's, Lord & Taylor and Robinsons-May) accounted for 10% of the Company's net sales.

     MARKETING

          The Company's marketing strategy is built around its "vision" statement: "Bringing the Best to Everyone We Touch". Estee Lauder formulated this marketing philosophy to provide high quality service and products as the foundation for a solid and loyal consumer base.

          The Company focuses its marketing efforts on promoting the quality and benefits of its products. Each of the Company's brands is distinctively positioned, has a single global image, and is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands. In recent years, the Company has increased its emphasis on media advertising while decreasing the level of promotional spending as a percentage of sales. The Company regularly advertises its products on television and radio, in upscale magazines and prestigious newspapers and through direct mail and photo displays at international airports. Promotional activities and in-store displays are designed to introduce existing consumers to different products in the line and to attract new consumers. The Company's marketing efforts also benefit from cooperative advertising programs with retailers, some of which are supported by coordinated promotions, such as "Gift with Purchase" and "Purchase with Purchase". At in-store counters, the Company offers personal demonstrations to market individual products as well as to provide education on basic skin care and makeup application. The Company conducts extensive sampling programs. The Company pioneered "Gift with Purchase" as a sampling program and believes that the quality and perceived benefits of sample products have been effective inducements in selling products to existing and new consumers.

          Nearly all of the creative work for Estee Lauder, Clinique, Aramis, Prescriptives, Origins, M.A.C. and Bobbi Brown essentials is done by brand specific in-house creative teams. The creative staff designs and produces the sales materials, advertisements and packaging for all products in the brand. The Company's total advertising and promotional expenditures in fiscal 1996 were $921.2 million, or 28.8% of net sales. In addition, the Company's products receive extensive editorial coverage in prestige publications and other media worldwide.

          The marketing and sales executives of the Company spend considerable time in the field meeting with consumers, checking activities of competitors and consulting with the approximately 25,000 sales representatives at the points of sale. These include Estee Lauder Beauty Advisors, Clinique Consultants, Aramis Selling Specialists, Prescriptives Analysts and Origins Guides. The costs associated with these sales representatives, who typically are employees of the department stores, generally are shared by the retailer and the Company and, to a lesser extent, borne solely by the retailer. The marketing and sales executives also frequently visit worldwide points of sale and jointly develop with key retailers specific marketing strategies for increasing growth and profitability.

          As is customary in the cosmetics industry, the Company's practice is to accept returns of its products from retailers. In accepting returns, the Company typically provides a credit to the retailer with respect to accounts receivable from that retailer on a dollar-for-dollar basis. In recognition of this practice, and in accordance with generally accepted accounting principles, the Company reports its sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns and the amount of reserve established for anticipated returns. As a percentage of gross sales, returns were approximately 4.9%, 4.3% and 4.8% in fiscal 1996, 1995 and 1994, respectively.

     MANAGEMENT INFORMATION SYSTEMS

          The Company's management information systems provide order processing, production and accounting support for the Company's business. The Company is implementing a sales analysis system to track weekly sales by stock keeping unit (i.e., sell-through data). The system is currently tracking sales at approximately 95% of the Company's points of sale in the United States and Canada. The increased understanding of consumer preferences gained from sell-through data enables the Company to coordinate more effectively its product development, manufacturing and marketing strategies. The Company also is implementing similar systems in certain international markets.

          In addition, the Company has entered into automated replenishment arrangements with a number of its key customers in the United States and Canada. These arrangements enable the Company to replenish inventories for individual points of sale automatically, with minimal paperwork. Approximately 70% of the Company's orders in the United States are placed through automated replenishment systems.

          The use of sell-through data combined with the implementation of automated replenishment systems has resulted in increased sales, fewer "out-of-stocks" and reduced retail inventories. The Company's management expects that these systems will continue to provide inventory and sales efficiencies during the next several years as their implementation is completed.

     RESEARCH AND DEVELOPMENT

          The Company believes that it is an industry leader in the development of new products. The Company's marketing, product development and packaging groups work with its research and development group to identify shifts in consumer preferences, develop new products and redesign or reformulate existing products. In addition, research and development personnel work closely with quality assurance and manufacturing personnel on a worldwide basis to ensure a consistent global standard for products and to deliver products with attributes that fulfill consumer expectations. The Company maintains ongoing research and development programs at its facilities in Melville, New York, Oevel, Belgium and Tokyo, Japan.

     MANUFACTURING AND RAW MATERIALS

          The Company manufactures skin care, makeup and fragrance products in the United States, Belgium, Switzerland, the United Kingdom and Canada and, to a lesser extent, in Australia, Venezuela and South Africa. In 1993, the Company began a program to streamline its manufacturing and sourcing to increase efficiencies and reduce costs. As part of this program, the Company is converting a portion of its manufacturing facilities at selected sites into "focus" plants that will manufacture one type of product (e.g., powders) for all the Company's principal brands. Management believes that the Company's manufacturing facilities are sufficient to meet its current and reasonably anticipated manufacturing and related requirements. The Company's plants are modern and its manufacturing processes are substantially automated. A limited number of finished products are manufactured to the Company's specifications by third parties.

          The principal raw materials used by the Company in the manufacture of its products are essential oils, alcohol and specialty chemicals. The Company also purchases packaging components, which are manufactured to its design specifications. Procurement of materials for all manufacturing facilities is made on a global basis through the Company's centralized supplier relations department, and it is expected that the use of "focus" plants will also contribute to greater efficiencies in sourcing. The Company typically enters into arrangements with suppliers for periods of one to four years to obtain cost advantages and ensure quality. The Company is not dependent upon a single supplier (or a single facility of any supplier) for materials that are either essential to its business or not otherwise commercially available to the Company. The Company has been able to obtain an adequate supply of raw materials and believes it has adequate alternate sources of supply for all principal components of its products. The Company does not believe that the loss of any one supplier would have a material adverse effect on its results of operations or financial condition.

     COMPETITION

          The skin care, makeup and fragrance businesses are characterized by vigorous competition throughout the world. Product recognition, quality, performance and price have a significant influence on consumers' choices among competing products and brands. Advertising, promotion, merchandising, the pace and timing of new product introductions and line extensions and the quality of in-store sales staff also have a significant impact on consumer buying decisions. The Company competes against a number of manufacturers and marketers of skin care, makeup and fragrance products, some of which have substantially greater resources than the Company and many of which sell their products through broader distribution channels than the Company.

          The Company's principal competitors among manufacturers and marketers of prestige skin care, makeup and fragrance products brands include L'Oreal S.A. (which markets Lancome, Ralph Lauren and other products), Unilever N.V. (which markets Calvin Klein, Elizabeth Arden and other products), The Procter & Gamble Company (which markets Giorgio fragrances, Max Factor and other products). LVMH Moet Hennessy Louis Vuitton (which markets Christian Dior, Givenchy and Guerlain products), Shiseido Company, Ltd. (which markets Shiseido products), Elf Sanofi S.A. (which markets Nina Ricci, Yves Rocher and Yves St. Laurent products), Joh. A. Benckiser GmbH (which markets Lancaster, Davidoff, Joop and Jil Sander products), Chanel, Inc. (which markets Chanel and Bourjois products) and Clarins (which markets Clarins products). Some of these competitors, as well as other manufacturers and marketers, market and sell branded products through broader distribution channels. These include Avon Products, Inc., Joh. A. Benckiser GmbH (which markets Coty products), L'Oreal

     (which markets L'Oreal, Maybelline and Plenitude Products), The Procter & Gamble Company (which markets Cover Girl products) and Revlon, Inc. (which markets Revlon, Almay and Moon Drops products).

     TRADEMARKS AND PATENTS

          The Company owns all of the material trademark rights used in connection with the production, marketing and distribution of its major products both in the United States and in the other countries in which its products are principally sold, except the trademark rights relating to Tommy Hilfiger which are licensed. The Company acquired the Estee Lauder trademark from Mrs. Estee Lauder in 1969 in exchange for an agreement to pay her for the remainder of her life royalties based on the domestic and international sales of Estee Lauder brand products. The royalty payments also relate to sales of Prescriptives products, which were initially sold under the Estee Lauder brand. In June 1994, Mrs. Lauder transferred her rights to payments in respect of domestic sales to The Estee Lauder 1994 Trust. In November 1995, the Company purchased those rights from the trust. The Company will continue to pay the royalty based on international sales until Mrs. Lauder's death. The Company has an exclusive license to use the Tommy Hilfiger trademark (and related marks) worldwide in connection with the production, marketing and distribution of the Tommy Hilfiger line of fragrances and cosmetics.

          The Company's major trademarks are registered in the United States and in each of the countries in which the Company's products are sold. The Company's major trademarks include the brand names Estee Lauder, Clinique, Aramis, Prescriptives, Origins, M.A.C. and Bobbi Brown essentials and the names of most of the products sold under each of these brands. The Company considers the protection of its trademarks to be important to its business.

          A number of the Company's products incorporate patented or patent-pending formulations. In addition, several of the Company's products are covered by design patents or patent applications. While management considers these patents and the protection thereof to be important, no single patent is considered material to the conduct of the Company's business.

     EMPLOYEES

          As of June 30, 1996, the Company had approximately 13,500 full-time employees worldwide (inclusive of sales representatives at points of sale who are employed by the Company), of whom approximately 5,000 were employed in the United States and 8,500 abroad. None of the Company's U.S. employees is covered by a collective bargaining agreement. Approximately 550 employees in Europe are covered by Work Council agreements. Management believes that the Company's relations with its employees are good. The Company has never encountered a strike or material work stoppage in the United States or in any other country in which it has a significant number of employees.

     GOVERNMENT REGULATION

          The Company and its products are subject to regulation by the Food and Drug Administration and the Federal Trade Commission in the United States, as well as various other federal, state and local and foreign regulatory authorities. Such regulations relate principally to the ingredients, labeling, packaging and marketing of the Company's products. The Company believes that it is in substantial compliance with such regulations, as well as applicable federal, state, local and foreign rules and regulations governing the discharge of materials hazardous to the environment. There are no significant capital expenditures for environmental control matters either estimated in the current year or expected in the near future.

     SEASONALITY

          The Company's results of operations are subject to seasonal fluctuations, with net sales in the first and second fiscal quarters typically being slightly higher than in the third and fourth fiscal quarters. The higher net sales in the first two fiscal quarters are attributable to the increased levels of purchasing by retailers for the Christmas selling period and for fall fashion makeup introductions. Greater variation exists in quarterly operating income and margin, which typically are lower in the second half of the fiscal year than in the first half. In addition to the effect of lower net sales on operating income in the third and fourth fiscal quarters as compared to the first and second fiscal quarters, operating income and operating margin in the third and fourth fiscal quarters are negatively affected by the relatively consistent dollar amount of advertising and promotional spending by the Company in each fiscal quarter. In addition, fluctuations in net sales and operating income in any fiscal quarter may be attributable to the level and scope of new product introductions.

     LEGAL PROCEEDINGS

          The Company is involved in various routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its business or financial condition.


                        DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth certain information with respect to the directors and executive officers of the Company.

     NAME                   AGE              POSITION(S) HELD
     ----                   ---              ----------------

     Leonard A. Lauder .     63    Chairman of the Board of Directors and
                                   Chief Executive Officer
     Ronald S. Lauder  .     52    Chairman of Clinique Laboratories, Inc.
                                   and Estee Lauder
                                   International, Inc. and a Director
     Fred H. Langhammer      53    President and Chief Operating Officer
                                   and a Director
     William P. Lauder .     36    President of Origins Natural Resources,
                                   Inc. and a Director
     Marshall Rose . . .     60    Director
     P. Roy Vagelos, M.D.    67    Director
     Faye Wattleton  . .     53    Director
     Robert J. Bigler  .     48    Senior Vice President and Chief
                                   Financial Officer
     Daniel J. Brestle .     51    President of Clinique Laboratories, Inc.
     Robin R. Burns  . .     44    President of Estee Lauder (U.S.A. and
                                   Canada)
     Andrew J. Cavanaugh     49    Senior Vice President - Corporate Human
                                   Resources
     John B. Chilton . .     65    Senior Vice President - Global
                                   Operations
     Joseph Gubernick  .     62    Senior Vice President - Research and
                                   Development
     Evelyn H. Lauder  .     60    Senior Corporate Vice President
     Mary Carroll Linder     49    Senior Vice President - Global
                                   Communications
     Saul H. Magram  . .     65    Senior Vice President, General Counsel
                                   and Secretary
     Robert A. Nielsen .     66    President of Aramis Inc. and
                                   Prescriptives Inc.
     Jeanette S. Wagner      67    President of Estee Lauder International,
                                   Inc.

          LEONARD A. LAUDER has served as Chief Executive Officer of the Company since 1982 and as President from 1972 until 1995. He became Chairman of the Board of Directors of the Company in 1995. He has been a director since 1958. Mr. Lauder formally joined the Company in 1958 after serving as an officer in the United States Navy. Since joining the Company, he has served in various positions, including executive officer positions other than those described above. He is Chairman of the Board of Trustees of the Whitney Museum of American Art, a Charter Trustee of the University of Pennsylvania and a Trustee of The Aspen Institute. He also served as a member of the White House Advisory Committee on Trade Policy and Negotiations under President Reagan.

          RONALD S. LAUDER is a member of the Board of Directors. He has served as a director of the Company from 1968 to 1986 and since 1988. He has served as Chairman of Clinique Laboratories, Inc. and Chairman of Estee Lauder International, Inc. since returning from government service in 1987. Mr. Lauder joined the Company in 1964 and has served in various capacities, including those described above, since then. From 1983 to 1986, Mr. Lauder served as Deputy Assistant Secretary of Defense for European and NATO Affairs. From 1986 to 1987, he served as U.S. Ambassador to Austria. Since 1990, he has been Chairman of the Central European Development Corporation, an investment company. He serves as Chairman of the Board of Directors of Central European Media Enterprises Ltd., an owner and operator of commercial television stations in Central and Eastern Europe and Germany, and as Chairman of the Board of Trustees of the Museum of Modern Art and is Chairman of the New York State Research Council on Privatization.

          FRED H. LANGHAMMER has been President of the Company since 1995 and Chief Operating Officer of the Company since 1985. He has been a Director of the Company since 1996. He was Executive Vice President from 1985 until 1995. Mr. Langhammer joined the Company in 1975 as President of its operations in Japan. In 1982, he was appointed Managing Director of the Company's operations in Germany. Prior to joining the Company, Mr. Langhammer was General Manager of Dodwell (Japan), a global trading company. He is a member of the Board of Directors of the Cosmetics, Toiletries and Fragrance Association, an industry group, and serves on the Board of the American Institute for Contemporary German Studies at Johns Hopkins University.

          WILLIAM P. LAUDER is President of Origins Natural Resources, Inc., and has been the senior officer of such division since its inception in 1990. He joined the Company in 1986 and has been a director since 1996. From 1983 until he joined the Company, Mr. Lauder was associated with Macy's, a department store chain. He is a member of the Board of Trustees of The Trinity School in New York City and the Board of Directors of the Educational Foundation of Fashion Industries.

          MARSHALL ROSE is managing partner of The Georgetown Group, a privately held real estate development and financial service group. He has been a Director of the Company since 1996. He is a Trustee of BRT Realty Trust and a Director of Golden Books Family Entertainment Company Inc. and One Liberty Properties. Among his numerous civic activities, he is Chairman of the Executive Committee and Chairman Emeritus of The New York Public Library and a member of the Executive Committee of the Board of Advisors of The Graduate School and University Center of the City University of New York. Mr. Rose is a member of the Audit Committee and the Compensation Committee.

          P. ROY VAGELOS, M.D. is Chairman of the Board of Regeneron Pharmaceuticals. He was the Chairman and Chief Executive Officer of Merck & Co., Inc. from 1985 to 1994. He has been a director of the Company since 1996. Dr. Vagelos is also a director of PepsiCo, Prudential Insurance Co. of America and McDonnell Douglas Corporation. He is also Chairman of the Board of Trustees of The University of Pennsylvania. Dr. Vagelos is Chairman of the Compensation Committee and a member of the Audit Committee.

          FAYE WATTLETON is an author, lecturer and consultant to businesses, health organizations and nonprofit entities. She has been a Director of the Company since 1996. She was the President of Planned Parenthood Federation of America, Inc. from 1979 to 1992. She is a Director of Empire Blue Cross & Blue Shield, the Henry J. Kaiser Foundation, Leslie Fay, Inc., Quidel Corporation and Thirteen/WNET. She is also a Director of the Institute for International Education and a member of the Advisory Council of Columbia University School of Public Health. Ms. Wattleton is Chairman of the Audit Committee.

          ROBERT J. BIGLER is Senior Vice President and Chief Financial Officer of the Company, a position he assumed in 1992. Before that, he had served as Senior Vice President - Controller of Estee Lauder International, Inc. from 1986. He is a certified public accountant, and was associated with Peat, Marwick and Mitchell, an accounting firm, from 1969 until he joined the Company in 1975.

          DANIEL J. BRESTLE is President of Clinique Laboratories Inc. and has been the senior officer of that division since 1992. Prior thereto, he was President of Prescriptives U.S.A. since 1988. Mr. Brestle joined the Company in 1978. From 1973 to 1978 he was associated with Johnson & Johnson, a consumer products company.

          ROBIN R. BURNS has served as President of Estee Lauder (U.S.A.) since 1990. Her duties were expanded in 1995 to include Canada. From 1983 to 1990, Ms. Burns was President of Calvin Klein Cosmetics. From 1974 to 1983, she was associated with Bloomingdale's, a department store chain, where she attained the position of Cosmetics Divisional Merchandising Manager for all stores. She is a member of the Board of Directors of the Cosmetics, Toiletries and Fragrance Association and a member of the Board of Trustees of Fashion Institute of Technology.

          ANDREW J. CAVANAUGH has been Senior Vice President - Corporate Human Resources since 1994. Mr. Cavanaugh joined the Company in 1988 as Executive Director - Human Resources. From 1986 to 1988, he was Senior Consultant with Coopers & Lybrand L.L.P., an accounting and consulting firm, and from 1983 to 1986, he was Senior Vice President - Administration of Paramount Pictures Corporation. Since 1993, he has been a member of the Board of Directors of Lewis Galoob Toys, Inc.

          JOHN B. CHILTON is Senior Vice President - Global Operations and has been in charge of the Company's global manufacturing operations since 1993. Before that, Mr. Chilton managed the Company's United States manufacturing operations since 1978. He joined the Company in 1973 as Managing Director of the Company's manufacturing unit in the United Kingdom, and managed international operations from 1974 to 1978. Mr. Chilton previously held senior manufacturing positions with Cadbury Schweppes, a food products company, and Cheesebrough Pond's, a consumer products company, in the United Kingdom.

          JOSEPH GUBERNICK is Senior Vice President - Research and Development of the Company. Mr. Gubernick joined the Company in 1972 as Vice President - Research and Development. Prior thereto, Mr. Gubernick was Director of Research for Revlon, Inc., a cosmetics manufacturer.

          EVELYN H. LAUDER has been Senior Corporate Vice President of the Company since 1989, and previously served as Vice President and in other executive capacities since first joining the Company in 1959 as Education Director. She is a member of the Board of Overseers, Memorial Sloan-Kettering Cancer Center, a member of the Board of Trustees of Central Park Conservancy, Inc. and The Trinity School in New York City, a member of the Board of Directors of The Parks Council and the Founder, President and a Director of The Breast Cancer Research Foundation.

          MARY CARROLL LINDER has been Senior Vice President - Global Communications since 1996. Ms. Linder previously headed the public relations area of Grand Metropolitan, PLC, a broadly based consumer products company, as Group Corporate Communications Director and, prior thereto, represented prestige properties under the InterContinental and Hilton International names.

          SAUL H. MAGRAM is Senior Vice President, General Counsel and Secretary of the Company. Mr. Magram has been the senior legal officer of the Company since he joined in 1968. Prior to that, Mr. Magram held the position of Associate Counsel with Revlon, Inc. from 1960.

          ROBERT A. NIELSEN is President of Aramis Inc. and President of Prescriptives Inc. and has been senior officer of those divisions since 1992 and 1995, respectively. Mr. Nielsen first joined the Company in 1960 and has been associated with it on three occasions since that date. From 1987 to 1990, Mr. Nielsen was a senior executive officer of Revlon, Inc. with responsibility for its prestige cosmetics businesses. From 1990 to 1992, Mr. Nielsen was a management development consultant in the fashion industry.

          JEANETTE S. WAGNER is President of Estee Lauder International, Inc., a position she has held since 1985. Mrs. Wagner joined the Company in 1975 to head the activity of the Estee Lauder brand in international markets. Prior to assuming her current responsibilities, Mrs. Wagner served as Senior Vice President - Corporate Development from 1982 to 1985. Mrs. Wagner has been a member of the Board of Directors of the American Greetings Corporation since 1990 and The Stride Rite Corporation since 1994. In 1994, Mrs. Wagner was appointed by President Clinton to serve on the White House Advisory Committee on Trade Policy and Negotiations, and she currently serves as the Chairman of the Fragrance Foundation, an industry group.

                              SELLING STOCKHOLDERS

          The following table sets forth certain information for each Selling Stockholder identified below with respect to (i) such Selling Stockholder's beneficial ownership of Class A Common Stock and Class B Common Stock prior to the Offerings and the percentage of total voting power represented thereby and (ii) the number of shares of Class A Common Stock and Class B Common Stock to be beneficially owned by such Selling Stockholder after the Offerings and the percentage of total voting power represented thereby.


                                                                                Shares of             Common
                                                                                 Class A           Stock to be
                                           Common Stock                          Common            Beneficially
                                           Beneficially       Percentage          Stock               Owned          Percentage
                                              Owned             of Total          to be             After the         of Total
      Name of Selling                       Before the          Voting         Sold in the          Offerings          Voting
        Stockholder                         Offerings            Power          Offerings              (1)              Power
       -----------                          ---------            -----          ---------       ------------------    --------
                                        Class A   Class B                        Class A        Class A    Class B
                                        -------   -------                        -------        -------   -------
Leonard A. Lauder
   and members of his
   immediate family and
   entities in which one
   or more of them has
   an economic or
   beneficial interest (1)  . . . .  28,498,952    32,428,835      56.1        1,600,000     26,898,952  32,428,835     55.8
Ronald S. Lauder
   and members of his
   immediate family and
   entities in which one
   or more of them has
   an economic or
   beneficial interest (2)  . . . .  26,262,982    32,428,835      55.7        4,065,000     22,197,982  32,428,835     55.1

________________________
(1)  The identity of Selling Stockholder(s) will be determined prior to the consummation of the Offerings.  Includes shares of
     Common Stock with respect to which beneficial ownership is shared with Ronald S. Lauder.

(2)  The identity of Selling Stockholder(s) will be determined prior to the consummation of the Offerings.  Includes shares of
     Common Stock with respect to which beneficial ownership is shared with Leonard A. Lauder.


                          DESCRIPTION OF CAPITAL STOCK

               The authorized capital stock of the Company consists of 300,000,000 shares of Class A Common Stock, 120,000,000 shares of Class B Common Stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share, including 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock. As of January 27, 1997, there were 60,486,913 shares of Class A Common Stock and 56,839,667 shares of Class B Common Stock outstanding. All of the shares of Class B Common Stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock are outstanding and, as of the date of this Prospectus, are beneficially owned by members of the Lauder family. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     COMMON STOCK

          The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below.

          VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock will vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of the Company's assets, holders of the Class A Common Stock and Class B Common Stock will vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve such transactions.

          Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

          DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

          If a dividend or distribution payable in shares of Class A Common Stock is made on the Class A Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in shares of Class B Common Stock is made on the Class B Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock.

          RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

          As used in this Prospectus, the term "Lauder Family Members" includes only the following persons: (i) Mrs. Lauder and her estate, guardian, conservator or committee; (ii) each descendant of Mrs. Estee Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees; (iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Mrs. Lauder and/or Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members; (iii) any partnership if at least 80% of the value of its partnership interests are owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Mrs. Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Mrs. Lauder and/or Lauder Descendants.

          CONVERSION.  Class A Common Stock has no conversion rights.
     Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common stock to any person other than a Lauder Family Member, each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

          LIQUIDATION. In the event of liquidation, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

          MERGERS AND OTHER BUSINESS COMBINATIONS. Upon the merger or consolidation of the Company, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time. The Company may not dispose of all or any substantial part of the assets of the Company to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange Act), which beneficially owns in the aggregate ten percent or more of the outstanding Common Stock of the Company (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less than 75% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction) but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 75% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of the Board of Directors of the Company who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holders of Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

          OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

          TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock is ChaseMellon Shareholder Services.

     PREFERRED STOCK

          $6.50 CUMULATIVE REDEEMABLE PREFERRED STOCK. Holders of the $6.50 Cumulative Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of $6.50 per annum per share payable in quarterly installments. If such dividends are not paid in full, or declared in full and sums set apart for full payment thereof, then no dividends may be paid or declared upon the Common Stock or any other capital stock ranking junior to or on parity with such $6.50 Cumulative Redeemable Preferred Stock. If, at the time of an annual meeting of stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors of the Company will be increased by two and the holders of the outstanding $6.50 Cumulative Redeemable Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors.
     The right to elect two directors and such directors' terms on the board of directors will continue until such arrearage in the payment of dividends ceases to exist. Shares of $6.50 Cumulative Redeemable Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following such date and so long as such mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the Common Stock, or on any other capital stock ranking junior to or on a parity with such $6.50 Cumulative Redeemable Preferred Stock and no shares of Common Stock or such junior or parity stock may be redeemed or acquired for any consideration by the Company. The Company may redeem the $6.50 Cumulative Redeemable Preferred Stock owned by the Estee Lauder 1994 Trust ("EL 1994 Trust") and a trust for the primary benefit of Leonard A. Lauder ("LAL 1995 Trust"), in whole or in part, after the death of Mrs. Lauder or, if owned by persons other than the EL 1994 Trust or the LAL 1995 Trust, after five years following the disposition of such shares by the EL 1994 Trust or the LAL 1995 Trust, as the case may be. After the later of June 30, 2000 and Mrs. Lauder's death, holders of the $6.50 Cumulative Redeemable Preferred Stock may put such shares to the Company at a price of $100 per share (which amount represents the liquidation preference per share).

          OTHER PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems stock of the Company may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

          STOCKHOLDERS' AGREEMENT. All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation) who beneficially own shares of Common Stock have agreed pursuant to a stockholders' agreement with the Company to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of the Company.
     As of December 31, 1996, such stockholders beneficially owned, in the aggregate, shares of Common Stock having 97.0% of the voting power of the Company.

          REGISTRATION RIGHTS AGREEMENT. Certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and the Company are parties to a Registration Rights Agreement (the "Master Registration Rights Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and the EL 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. All the parties to the Master Registration Rights Agreement (other than the Company) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of the EL 1994 Trust under the Master Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                                  UNDERWRITING

          Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Dillon, Read & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Class A Common Stock set forth opposite its name below:



                                                       Number of Shares of
                U.S. Underwriters                      Class A Common Stock
                -----------------                      --------------------
                Goldman, Sachs & Co.  . . . . . . . . . .
                Dillon, Read & Co. Inc. . . . . . . . . .
                Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated  . . . . . . . .
                J.P. Morgan Securities Inc. . . . . . . .
                                                              -----------
                    Total . . . . . . . . . . . . . . . .       4,532,000
                                                              ===========


          Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

          The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public and at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $ ____ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ ____ per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives of the U.S. Underwriters and the International Underwriters.

          The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters (the "International Underwriters") for the Offering outside of the United States (the "International Offering"), providing for the concurrent offer and sale of

     1,133,000 shares of Class A Common Stock in the International Offering. The initial public offering price and aggregate underwriting discounts and commissions per share for the Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Dillon, Read & Co. Inc., Merrill Lynch International and J.P. Morgan Securities Ltd.

          Pursuant to the agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered as a part of the U.S. Offering and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. person or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. person, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

          Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

          The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 679,800 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,532,000 shares of Class A Common Stock offered hereby. The Company has granted the International Underwriters a similar option exercisable for up to an aggregate of 169,950 additional shares of Class A Common Stock.

          The Company, the Selling Stockholders, the other Lauder Family Members who are stockholders of the Company (other than The Lauder Foundation) and Morgan Guaranty have agreed that, during the period beginning from the date of this Prospectus and continuing and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security convertible into or exchangeable for shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., except as otherwise provided in the Underwriting Agreement and the International Underwriting Agreement and except for transfers among Lauder Family Members.

          The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the Underwriters and their affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to the Company and its subsidiaries and certain Lauder Family Members for which such Underwriters or their affiliates have received and will receive fees and commissions. Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is a lender to the Company and certain Lauder Family Members.

                                  LEGAL MATTERS

          The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York (members of which own approximately 38,000 shares of Class A Common Stock) and certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations).

                                     EXPERTS

          The financial statements and schedule incorporated by reference in this Prospectus that are contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

================================================================================
NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 _______________

                                TABLE OF CONTENTS

                                                           PAGE
                                                           ----
                 Available Information . . . . . . . . .     2
                 Incorporation of Certain Documents
                  by Reference . . . . . . . . . . . . .     2
                 Prospectus Summary  . . . . . . . . . .     4
                 Price Range of Common Stock and
                  Dividends  . . . . . . . . . . . . . .     7
                 Use of Proceeds . . . . . . . . . . . .     7
                 Selected Consolidated
                  Financial Information. . . . . . . . .     8
                 Management's Discussion and
                  Analysis of Financial Condition and
                  Results of Operations. . . . . . . . .     9
                 Business. . . . . . . . . . . . . . . .     17
                 Directors and Executive Officers. . . .     23
                 Selling Stockholders. . . . . . . . . .     27
                 Description of Capital Stock. . . . . .     27
                 Underwriting. . . . . . . . . . . . . .     31
                 Legal Matters . . . . . . . . . . . . .     33
                 Experts . . . . . . . . . . . . . . . .     33



                                5,665,000 SHARES


                                THE ESTEE LAUDER
                                 COMPANIES INC.


                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)


                               ------------------

                                     [Logo]

                               ------------------


                              GOLDMAN, SACHS & CO.

                             DILLON, READ & CO. INC.

                               MERRILL LYNCH & CO.

                                J.P. MORGAN & CO.

                             REPRESENTATIVES OF THE
                                  UNDERWRITERS


================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                                5,665,000 SHARES

     [LOGO]              THE ESTEE LAUDER COMPANIES INC.

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                               __________________

          Of the 5,665,000 shares of Class A Common Stock offered, 1,133,000 shares are being offered hereby in an international offering outside the United States and 4,532,000 shares are being offered in a concurrent offering in the United States (the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

          All the shares of Class A Common Stock offered are being sold by the Selling Stockholders named herein. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. After consummation of the Offerings, members of the Lauder family will own shares of Class A Common Stock and Class B Common Stock having 96.1% of the outstanding voting power of the Company's Common Stock.

          The last reported sale price of the Class A Common Stock, which is listed under the symbol "EL", on the New York Stock Exchange on January 27, 1997 was $50 3/8 per share. See "Price Range of Common Stock and Dividends".
                               __________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                               __________________



                                               INITIAL PUBLIC         UNDERWRITING        PROCEEDS TO SELLING
                                               OFFERING PRICE         DISCOUNT (1)          STOCKHOLDERS (2)
                                               --------------         ------------          ----------------
        Per Share . . . . . . . . . . .        $                       $                     $
        Total (3) . . . . . . . . . . .        $                       $                     $

        ______________
        (1)  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
        (2)  Before deducting estimated expenses of $ _________ payable by the Selling Stockholders and the Company.
        (3)  The Company has granted the Underwriters an option for 30 days to purchase up to an additional 849,750 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments.  If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $_________, $_________ and $_________, respectively.  See "Underwriting".

                               __________________

          The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York, on or about _______, 1997, against payment therefor in immediately available funds.

     GOLDMAN SACHS INTERNATIONAL
                  DILLON, READ & CO. INC.
                                 MERRILL LYNCH INTERNATIONAL
                                           J.P. MORGAN SECURITIES LTD.
                                 ______________

                  The date of this Prospectus is _______, 1997.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

        The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders of such Class A Common Stock. A "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of source. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

        An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

        This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of Class A Common Stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. This discussion also does not consider the tax consequences for any person who is a shareholder, partner or beneficiary of a holder of the Class A Common Stock. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle", "hedge", or "conversion transaction"). The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury regulations promulgated and proposed thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the United States federal tax consequences of holding and disposing of Class A Common Stock, as well as any tax consequences that may arise under the laws of any U.S. state, local, or other U.S. or non-U.S. taxing jurisdiction.

     DIVIDENDS

        In general, dividends paid to a Non-U.S. Holder of Class A Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to permanent establishment, or, in the case of an individual, a "fixed base", in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

        Under current U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations not currently in effect but proposed to be effective with respect to payments made after

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

     December 31, 1997, however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate generally would be required to satisfy applicable certification and other requirements.

        A Non-U.S. Holder of Class A Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the IRS.

     DISPOSITION OF CLASS A COMMON STOCK

        Under current U.S. law, a Non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Class A Common Stock unless: (i) the gain is U.S. trade or business income (in which case, the branch profits tax described above may also apply to a corporate non-U.S. Holder), (ii) the Non-U.S. Holder is an individual who holds the Class A Common Stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements, (iii) the Non-U.S. Holder is subject to tax pursuant to the provision of the U.S. tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the five-year period ending on the date of disposition or such shorter period that the Class A Common Stock was held (unless the Non-U.S. Holder did not hold, directly or indirectly, at any time during this period, more than 5% of the Class A Common Stock and such stock is regularly traded on an established securities market). The Company believes that it is not now and has not been within the past five years, and anticipates that it will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     FEDERAL ESTATE TAXES

        Class A Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includable in the gross estate for U.S. federal estate tax purposes.

     U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

        The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply whether or not withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. The United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) generally will not apply to dividends paid on Class A Common Stock to a Non-U.S. Holder at an address outside the United States. However, backup withholding and information reporting generally will apply to dividends paid on Class A Common Stock to beneficial owners with addresses in the United States that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

        The payment of the proceeds from the disposition of Class A Common Stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its non-U.S. status under penalty of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of Class A Common Stock to or through the foreign office of a foreign broker generally will not be subject to backup withholding and information reporting. In the case of the payment of proceeds from the disposition of Class A Common Stock effected by a foreign office of a broker that is a U.S. person or a "U.S.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

     related person", existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

          Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, Dillon, Read &
     Co. Inc., Merrill Lynch International and J.P. Morgan Securities Ltd. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Class A Common Stock set forth opposite its name below:



                                                       Number of Shares of
                International Underwriters             Class A Common Stock
                --------------------------             --------------------
                Goldman Sachs International . . . . . . .
                Dillon, Read & Co. Inc. . . . . . . . . .
                Merrill Lynch International . . . . . . .
                J.P. Morgan Securities Ltd. . . . . . . .
                                                              -----------
                    Total . . . . . . . . . . . . . . . .       1,133,000
                                                              ===========


          Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

          The International Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $ ____ per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ ____ per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives of the U.S. Underwriters and the International Underwriters.

          The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters (the "U.S. Underwriters") for the Offering in the United States (the "U.S. Offering"), providing for the concurrent offer and sale of 4,532,000 shares of Class A Common Stock in the U.S. Offering. The initial public offering price and aggregate underwriting discounts and commissions per share for the Offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Dillon, Read & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc.

          Pursuant to the agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

     Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock
     (a) in the United States (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") or to any U.S. persons, which term shall mean, for purposes of this paragraph: (x) any individual who is a resident of the United States or (y) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States, or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. person, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. Each of the U.S. Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the U.S. Offering, and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States and to U.S. persons.

          Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

          The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 169,950 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,133,000 shares of Class A Common Stock offered hereby. The Company has granted the U.S. Underwriters a similar option exercisable for up to an aggregate of 679,800 additional shares of Class A Common Stock.

          The Company, the Selling Stockholders, the other Lauder Family Members who are stockholders of the Company (other than The Lauder Foundation) and Morgan Guaranty have agreed that, during the period beginning from the date of this Prospectus and continuing and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security convertible into or exchangeable for shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., except as otherwise provided in the Underwriting Agreement and the U.S. Underwriting Agreement and except for transfers among Lauder Family Members.

          Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Class A Common Stock will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995, (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issuance of the shares of Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

          Buyers of shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.


          The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the Underwriters and their affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to the Company and its subsidiaries and certain Lauder Family Members for which such Underwriters or their affiliates have received and will receive fees and commissions. Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is a lender to the Company and certain Lauder Family Members.

================================================================================
NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 _______________

                                TABLE OF CONTENTS
                                                           PAGE
                                                           ----

                 Available Information . . . . . . . . .     2
                 Incorporation of Certain Documents
                  by Reference . . . . . . . . . . . . .     2
                 Prospectus Summary  . . . . . . . . . .     4
                 Price Range of Common Stock and
                  Dividends  . . . . . . . . . . . . . .     7
                 Use of Proceeds . . . . . . . . . . . .     7
                 Selected Consolidated
                  Financial Information. . . . . . . . .     8
                 Management's Discussion and
                  Analysis of Financial Condition and
                  Results of Operations. . . . . . . . .     9
                 Business. . . . . . . . . . . . . . . .     17
                 Directors and Executive Officers. . . .     23
                 Selling Stockholders. . . . . . . . . .     27
                 Description of Capital Stock. . . . . .     27
                 Certain United States Tax Consequences
                  to Non-United States Holders . . . . .     31
                 Underwriting. . . . . . . . . . . . . .     33
                 Legal Matters . . . . . . . . . . . . .     35
                 Experts . . . . . . . . . . . . . . . .     35


                                5,665,000 SHARES


                                THE ESTEE LAUDER
                                 COMPANIES INC.


                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)



                               ------------------
                                     [Logo]

                               ------------------


                          GOLDMAN SACHS INTERNATIONAL

                             DILLON, READ & CO. INC.

                           MERRILL LYNCH INTERNATIONAL

                           J.P. MORGAN SECURITIES LTD.

                             REPRESENTATIVES OF THE
                                  UNDERWRITERS

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the expenses expected to be incurred by the Registrant in connection with the Offerings described in this Registration Statement, other than the underwriting discount. All amounts, except the SEC registration fees, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the New York Stock Exchange additional listing fee, are estimated.



        SEC registration fee  . . . . . . . . . . . .      $    98,215
        NASD filing fee . . . . . . . . . . . . . . .           30,500
        New York Stock Exchange additional
          listing fee . . . . . . . . . . . . . . . .           *
        Printing, engraving and postage fees  . . . .           *
        Legal fees and expenses . . . . . . . . . . .           *
        Accounting fees and expenses  . . . . . . . .           *
        Miscellaneous . . . . . . . . . . . . . . . .           *
                                                           ------------


              Total . . . . . . . . . . . . . . . . .      $    *
                                                           ============


          The Selling Stockholders have agreed to bear their proportionate share of the expenses.

     -------------
     *    To be provided by amendment.

     ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

          The Company's By-laws provide for indemnification of its directors and officers to the fullest extent permitted by law.

          Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. The Company has adopted a provision in its Certificate of Incorporation that provides for such limitation to the full extent permitted under Delaware law.

          The directors and officers of the Company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which they may not be indemnified by the Company.

     ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES

          (a)  Exhibits:

          Exhibits identified in parentheses below are on file with the SEC and are incorporated herein by reference to such previous filings.
     All other exhibits are provided as part of this electronic transmission.



      EXHIBIT
      NUMBER                 DESCRIPTION OF EXHIBIT
      ------                 ----------------------


       1.1    Form of Underwriting Agreement.**

      (3.1)   Restated Certificate of Incorporation (filed as
              Exhibit 3.1 to Amendment No. 3 to the Company's
              Registration Statement on Form S-1 (No. 33-97180) on November 13, 1995 (the "S-1")).

      (3.2)   Form of Amended and Restated By-Laws (filed as
              Exhibit 3.2 to the S-1).

       5.1 Opinion of Weil, Gotshal & Manges LLP with respect to legality of the Class A Common Stock.**

       23.1   Consent of Arthur Andersen LLP.

       23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1).**

       24.1   Power of Attorney (included on the signature page
              to this part II).
     -------------
     **To be filed by amendment

     ITEM 17.  UNDERTAKINGS

          The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 27th day of January, 1997.

                                     THE ESTEE LAUDER COMPANIES INC.

                                     By:  /s/ Robert J. Bigler
                                        -----------------------------------
                                        Name: Robert J. Bigler
                                        Title:  Senior Vice President and
                                                Chief Financial Officer


                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard A. Lauder, Ronald S. Lauder and Robert J. Bigler, or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

            Signature                Title                Date
            ---------                -----                ----


      /s/ Leonard A. Lauder      Chief Executive         January 27, 1997
      ----------------------     Officer and
                                 Director
                                 (principal
                                 executive
                                 officer)

      /s/ Ronald S. Lauder       Director                January 27, 1997
      ----------------------
        Ronald S. Lauder

      /s/ William P. Lauder      Director                January 27, 1997
      ----------------------
        William P. Lauder


      /s/ Fred H. Langhammer     Director                January 27, 1997
      -----------------------
       Fred H. Langhammer

      /s/ Marshall Rose          Director                January 27, 1997
      -----------------------
          Marshall Rose

            Signature                Title                Date
            ---------                -----                ----


      /s/ P. Roy Vagelos         Director                January 27, 1997
      --------------------
         P. Roy Vagelos

                                 Director                January __, 1997
      --------------------
         Faye Wattleton

      /s/ Robert J. Bigler       Senior Vice             January 27, 1997
      --------------------       President and
        Robert J. Bigler         Chief Financial
                                 Officer
                                 (principal
                                 financial and
                                 accounting
                                 officer)

                                    EXHIBITS

          The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:


      EXHIBIT
      NUMBER                 DESCRIPTION OF EXHIBIT
      -------                ----------------------

        1.1    Form of Underwriting Agreement.**

        3.1    Restated Certificate of Incorporation (filed as
               Exhibit 3.1 to Amendment No. 3 to the Company's
               Registration Statement on Form S-1 (No. 33-97180) on November 13, 1995 (the "S-1")).

        3.2    Form of Amended and Restated By-Laws (filed as
               Exhibit 3.2 to the S-1).

        5.1 Opinion of Weil, Gotshal & Manges LLP with respect to legality of the Class A Common Stock.**

       23.1    Consent of Arthur Andersen LLP.

       23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1).**

       24.1    Power of Attorney (included on the signature page
               to part II).
     -------------
     **To be filed by amendment